

September 25, 2015

Via E-mail
Mr. Edward Hu
Chief Financial Officer
WuXi PharmaTech (Cayman) Inc.
288 Fute Zhong Road
China (Shanghai) Pilot Free Trade Zone
Shanghai, 200131

> **Re:** **WuXi PharmaTech (Cayman) Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed September 23, 2015**
> **File No. 005-83350**

Dear Mr. Hu:

We have reviewed your amended filing and have the following comments.

Background of the Merger, page 21

1. We note the disclosure added in this section in response to prior comment 6. As requested, please revise your proxy statement to explicitly state that the July 13, 2015 presentation of the financial advisor was not materially different from the August 13, 2015 presentation, in either methodology or results. Alternatively, please summarize the preliminary financial analysis in full in your proxy statement.

Position of the Buyer Group as to the Fairness of the Merger, page 34

2. We note the response to prior comment 5. Disclosure continues to state that that the members of the buyer group did not formally evaluate the fairness of the merger. Item 1014(a) of Regulation M-A requires the members of the buyer group to state whether they reasonably believe that the transaction is fair or unfair to unaffiliated security holders. To the extent that members of the buyer group did not evaluate fairness, they must expressly adopt the analysis and discussion of another party as their own in order to satisfy the disclosure obligations of Item 1014(a). Please revise.

<u>Opinion of Credit Suisse Securities (USA) LLC …, page 42</u>

3.   We note the response to prior comment 8 and continue to believe that it is inappropriate for disclaimers of responsibility for information contained in the document to appear in the document, regardless of the source of the information. Please revise as requested.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Jeffrey S. Hochman, Esq.
        Willkie Farr & Gallagher LLP